Intuit Inc. 2700 Coast Ave. Mountain View, CA 94043
February 4, 2010
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     cc: Melissa Kindelan — Staff Accountant

Re:	Intuit Inc. Form 10-K for Fiscal Year Ended July 31, 2009 Filed September 15, 2009 Form 10-Q for Fiscal Quarter Ended October 31, 2009 Filed December 4, 2009 SEC File No. 0-21180
Dear Ms. Collins:
     We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated January 13, 2010 relating to the above referenced filings of Intuit Inc.
     We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you have requested on a timely basis.
     Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
Form 10-K for Fiscal Year Ended July 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill, Purchased Intangible Assets and Other Long-Lived Assets — Impairment Assessments, page 36
Comment
1.	We note your response to our comment 1 where you indicate that the fair value for each reporting unit substantially exceeded its carrying value by 5% or greater. Please explain further your conclusions that a fair value in excess of carrying value by 5% is considered to be substantially in excess. Also, please confirm that to the extent you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units; you will disclose this information in your future filings.
Response:
In response to the Staff’s comment, we confirm that to the extent we have determined that the estimated fair value substantially exceeds the carrying value for all of our reporting units in future annual impairment assessments, Intuit will disclose this information in future annual filings with the Commission.
In response to the Staff’s question regarding whether fair value that exceeds carrying value by 5% or more is considered to be substantially in excess of carrying value, we supplementally provide the following information. Intuit does not use a single predetermined percentage threshold to assess whether a reporting unit’s fair value is substantially in excess of carrying value. Rather, in accordance with FASB Accounting Standards Codification (ASC) 350-20 “Intangibles —Goodwill and Other”, we perform our annual impairment test using the following qualitative and quantitative criteria:
•	We assess the operating results of the reporting units to determine if they are consistently meeting or exceeding financial expectations and/or other key business milestones.

•	We look at publicly traded companies with similar business lines and financial profiles (market comparables) to determine if our reporting units are consistently meeting or exceeding the financial performance of those comparables. This also includes the comparison of various market value multiples of these companies to the corresponding implied market value multiples of our reporting units. We evaluate the impact of these market value multiples not only at the time of the annual impairment test, but also at various other times during the year, and particularly at the filing of our Form 10-K.

•	We review the overall amount by which fair value exceeds carrying value for the operating unit.
At the end of fiscal 2009, we applied this test consistently to each of our reporting units and determined that each reporting unit’s fair value is substantially in excess of its carrying value. In our response to the Staff on January 7, 2010, we also provided supplemental information that for fiscal 2009, fair value exceeded carrying value by 5% or more for each reporting unit. As discussed above, we do not believe there is any single percentage threshold that determines whether fair value substantially exceeds carrying value.
Note 4. Goodwill and Purchased Intangible Assets
Purchased Intangible Assets, page 75
Comment:
2.	We note your response to our comment 2 where you provide the various elements for the technology license acquired in May 2009 and the methodologies used to determine the fair value of each. Tell us what value was allocated to the future covenants not to sue and tell us how you accounted for this element. Also, explain further your use of the residual method to fair value an undelivered element and provide the specific accounting guidance you considered.
Response:
As noted in our response to the Staff on January 7, 2010, Intuit was approached by a third party offering to license certain technology to Intuit. In the fourth quarter of fiscal 2009, Intuit entered into a license agreement covering historical and future use of certain technology as well as covenants not to sue, for a total consideration of $120 million (with a present value of $89.2 million) payable over the next ten fiscal years. The present value of the consideration was allocated among the following elements of the arrangement:

Element	Allocated Value
1. Past use of technology covered by patents owned as of the date of the license agreement, which are licensed to Intuit under the agreement.	$12.6 million

2. Future use of technology covered by patents owned as of the date of the license agreement, which are licensed to Intuit under the agreement.	$11.1 million

3. Future use of technology covered by patents not yet in existence or not yet owned by the licensor, which are licensed to Intuit under the agreement. We fully expect that the licensor will develop and/or acquire additional relevant patents in the future, and the license agreement provides Intuit a license to those patents. We note supplementally for the Staff that this licensor has been in the business of acquiring and licensing patented inventions for several years.
$43.3 million

4. Covenants not to sue.	$22.2 million

Total:	$89.2 million
We expensed the $12.6 million value of element #1 above upon execution of the agreement. We are accounting for the future economic benefits related to items #2, 3 and 4 above, consistent with the guidance set forth in paragraph 26 of FASB Statement of Concepts (SFAC) No. 6, “Elements of Financial Statements.” We note for the Staff that there are no undelivered elements in this arrangement as we have received all rights to technology and covenants not to sue upon execution of the agreement and we have no future obligations other than the obligation to make annual payments under the license agreement. We are amortizing these assets over approximately 5 to 10 years.
Use of the Residual Method for Valuing the Covenants not to Sue
As noted in our letter to the Staff dated January 7, 2010, we used a relief-from-royalty approach to estimate the fair value of the historical use and future use of the licensed technology. However, after allocating the fair value of the first three elements in items #1, 2 and 3 above, we were left with a residual value of $22.2 million which we allocated to the only remaining element of the arrangement — the covenants not to sue.

In choosing the residual method, we applied general principles of ASC 605-25“Multiple-Element Arrangements”, which includes the following guidance in paragraphs 30-2 and 30-3 (pre-ASU 2009-13):
If there is objective and reliable evidence of fair value (as discussed in paragraph 605-25-30-4 through 30-5 ) for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values (the relative fair value method), except as specified in paragraph 605-25-30-4. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for the delivered item(s). In those cases, the residual method should be used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate fair value of the undelivered item(s).
While we recognize that the license agreement does not involve a revenue arrangement, we believe that the guiding principles embodied in that statement are useful in determining how to allocate the value of elements of this license agreement. This approach is also consistent with remarks made by a member of the SEC Staff in a speech dated December 10, 2007, entitled “Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments,” which included the following statement:
“While EITF 00-21 was written for multiple element revenue arrangements, we believe that its allocation guidance is also useful to determine how to allocate consideration paid in a multiple element legal settlement. In this regard, we believe that it would be acceptable to value each element of the arrangement and allocate the consideration paid to each element using relative fair values. To the extent that one of the elements of the arrangement just can’t be valued, we believe that a residual approach may be a reasonable solution.”
Although, as we noted in our previous response to the Staff, there was no litigation settlement involved in the license agreement, the agreement does include a future economic benefit to Intuit in the form of relief from potential future litigation under the covenants not to sue. Because of this similarity of facts, we believe that the guiding principles embodied in ASC 605-25 and the remarks by the SEC Staff provide a reasonable basis for using the residual method to value the covenants not to sue.
* * * * * * * *
     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact the undersigned at (650) 944-3891. The mailing address of Intuit is 2700 Coast Avenue, Mountain View, CA 94043.

Very truly yours, Intuit Inc.
/s/ Jeffrey P. Hank
Jeffrey P. Hank
Vice President, Corporate Controller

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